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        Amended and Restated Final Term Sheet1

Filed Pursuant to Rule 433
Registration Statement Nos. 333-167092 and 333-167092-01
November 16, 2012

U.S.$300,000,000 Reopening of the 4.250% Notes due 2041:

Issuer:	Statoil ASA ("Statoil").
Guarantor:	Statoil Petroleum AS ("Statoil Petroleum").
Title:	4.250% Notes due 2041 (the "2041 Notes").
Description:	The 2041 Notes offered hereby represent a reopening of the 4.250% Notes due 2041 and will form part of the same series as, and be fungible with, the U.S.$350,000,000 aggregate principal amount of the 4.250% Notes due 2041 that were issued on November 23, 2011.
Total principal amount of reopening:	$300,000,000
Settlement Date:	November 23, 2012 (T+6)
Maturity Date:	November 23, 2041
Day Count:	30/360
Day Count Convention:	Following unadjusted.
Coupon:	4.250% per annum.
Date interest starts accruing:	November 23, 2012.
Interest Payment Dates:	May 23 and November 23 of each year, subject to the Day Count Convention, commencing May 23, 2013.
Public offering price:	Per 2041 Note: 111.216%; Total: $333,648,000
Proceeds, after underwriting discount, but before expenses, to Statoil:	Per 2041 Note: 110.341%; Total: $331,023,000
Benchmark Treasury:	2.750% due August 2042
Benchmark Treasury price and yield:	100-18; 2.722%
Spread to Benchmark Treasury:	90 bps
Re-offer yield:	3.622%
Make-Whole Spread:	20 bps
Joint-Book Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
CUSIP Number:	85771PAE2
ISIN	US85771PAE25

This Amended and Restated Final Term Sheet amends and restates and supersedes the Final Term Sheet related hereto dated November 14, 2012 only with respect to the section entitled "U.S. $300,000,000 Reopening of the 4.250% Notes due 2041", which is restated in its entirety to clarify that the settlement date is November 23, 2012 (T+6), the date interest starts accruing is November 23, 2012, the first interest payment date is May 23, 2013, and the public offering price and the proceeds, after underwriting discount, but before expenses, to Statoil is as set out above.

In the event of a conflict between the terms of the Preliminary Prospectus Supplement, dated November 14, 2012, related to the offering of the 2041 Notes described herein, this Amended and Restated Final Term Sheet will control.

* * * * * * * *

        The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, (ii) calling Goldman, Sachs & Co. collect at 1-866-471-2526, or (iii) calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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  Filed Pursuant to Rule 433 Registration Statement Nos. 333-167092 and 333-167092-01 November 16, 2012